K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com
September 22, 2022
FILED VIA EDGAR
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Comments on the Registration Statement on Form N-14 for Neuberger Berman ETF Trust - Neuberger Berman Commodity Strategy ETF (File Nos. 333-261613; 811-23761)

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on September 14, 2022, regarding your review of the Registration Statement filed on Form N-14 on August 15, 2022 (“Registration Statement”).  The Registration Statement was filed for the purpose of reorganizing Neuberger Berman Commodity Strategy Fund (the “Fund”), a series of Neuberger Berman Alternative Funds, into Neuberger Berman Commodity Strategy ETF (the “New ETF”), a newly formed series of Neuberger Berman ETF Trust (“Conversion”).  The Registration Statement went effective on September 14, 2022 pursuant to Rule 488 under the Securities Act of 1933.  We filed the definitive combined prospectus and information statement and statement of additional information on September 16, 2022.  Unless otherwise stated herein, defined terms have the same meaning as used in the Registration Statement.

Shareholder Letter
Comment 1:  In general, please revise the shareholder letter to remove legalese and defined terms and to address the shareholder personally using plain English.  Please also consider disclosing in the first couple of paragraphs that shareholders will own shares of the New ETF as a result of the Conversion and disclosing why the Fund is converting to an ETF at this time.

Response:  The Registrant has made the requested changes.

Comment 2:  In the shareholder letter, please state in the first couple of paragraphs whether the Fund’s goal and principal investment strategies will change as a result of the Conversion, whether there are any material differences between the Fund and the New ETF, and why the Fund would benefit from the Conversion.

Response:  The Registrant has made the requested changes.

Comment 3:  In the shareholder letter, where it discusses the potential benefits of the Conversion, please add disclosure related to the potential costs associated with the ETF structure such as brokerage

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
September 22, 2022

commissions and the bid-ask spread.

Response:  The Registrant has made the requested change.

Comment 4:  In the fifth paragraph of the shareholder letter, where it states “You may need to take action,” please clarify what actions shareholders may need to take and consider referring shareholders to the Questions and Answers section.

Response:  The Registrant has removed the aforementioned disclosure.

Comment 5:  In the sixth paragraph of the shareholder letter, please clarify that the distribution of fractional shares for cash may be considered a taxable event.

Response: The Registrant has made the requested change.

Comment 6:  In the sixth paragraph of the shareholder letter, it states that “most shareholders will receive shares of the Acquiring ETF with the same aggregate net asset value (“NAV”) as their shares of the Target Fund…”  Please disclose any exceptions to this statement and describe what “most shareholders” means.

Response:  The Registrant has removed the aforementioned disclosure.

Comment 7:  In the shareholder letter, please consider clarifying the different types of shareholders in the Fund and the impact of the Conversion on each type of shareholder.

Response:  The Registrant has clarified the requested disclosure.

Comment 8:  The second page of the shareholder letter discloses an expense limitation agreement for the New ETF.  If the New ETF’s fees will be higher than the Fund after the Conversion, please discuss the implication of such higher costs relative to Rule 17a-8 and whether the Conversion can be completed without a shareholder vote.

Response:  Under Rule 17a-8(a)(3), shareholder approval for an investment company merger is required unless (i) no policy of the acquired fund under Section 13 of the Investment Company Act of 1940, as amended, that could not be changed without a shareholder vote is materially different from a policy of the acquiring fund, (ii) no advisory contract between the acquired fund and any investment adviser thereof is materially different from an advisory contract between the acquiring fund and any investment adviser thereof (except for the identity of the funds as a party to the contract), (iii) directors of the acquired fund who are not interested persons of the acquired fund and who were elected by its shareholders will comprise a majority of the directors of the acquiring fund who are not interested persons of the acquiring fund, and (iv) any distribution fees authorized to be paid by the acquiring fund pursuant to a Rule 12b-1 plan are no greater than the distribution fees authorized to be paid by the acquired fund pursuant to a Rule 12b-1 plan (in each case, as a percentage of the fund’s average net assets).

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
September 22, 2022

Each of these requirements is met by the proposed Conversion.  The investment policies of each Fund are the same, each Trust has the same Board of Trustees, a majority of which are independent and all of whom were elected by shareholders, and the New ETF charges no distribution fee.

With respect to the advisory agreement, the New ETF’s advisory agreement is substantially the same as the Fund’s advisory agreement.  The New ETF will have a similar fee structure to the Fund since it will have a management fee and an administration fee and will not use the unitary fee structure.  The management fee for both Funds will be the same and the New ETF will charge a lower administration fee than each class of the Fund.  In addition, the terms of each Fund’s agreements will be substantially similar.  Finally, with respect to the expense limitation agreement, the Registrant notes that the expense limitation agreement is not an advisory agreement and does not believe Rule 17a-8 applies to it.  Nevertheless, while the end date of the expense limitation agreement is slightly different between the Funds, under the expense limitation agreement for the New ETF, total annual operating expenses of the New ETF will be lower than each class of the Fund.

Comment 9:  In the shareholder letter, please specify on which national securities exchange the New ETF shares will be listed.

Response: The Registrant has made the requested change in the first paragraph of the shareholder letter, noting that the New ETF shares will be listed on NYSE Arca.

Comment 10:  Please consider whether the third paragraph of the third page of the shareholder letter is needed in the shareholder letter.

Response: The Registrant has removed the third paragraph on the third page of the shareholder letter.

Comment 11:  In the fifth paragraph of the third page of the shareholder letter, please define the term “Direct Shareholder.”

Response:  The Registrant has made the requested change.

Comment 12:  In the list of actions shareholders may take on page three of the shareholder letter, please disclose any fees associated with any of the actions described.

Response: The Registrant notes that the information on any fees applicable to the Conversion are contained in the text of the Information Statement/Prospectus and respectfully declines to make the change in the shareholder letter.

Comment 13:  In the first paragraph of the fourth page of the shareholder letter, please revise the references to brokers since those do not appear to apply to Direct Shareholders.

Response:  The Registrant has made the requested change.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
September 22, 2022

Comment 14:  In the third paragraph of the fourth page of the shareholder letter, please capitalize the term “Direct Shareholder.”

Response:  The Registrant has made the requested change.

Comment 15:  In the fourth paragraph of the fourth page of the shareholder letter, please disclose the anticipated last day that shareholders may redeem shares of the Fund for the NAV of those shares.

Response:  The Registrant has made the requested change.

Comment 16:  In the seventh paragraph of the fifth page of the shareholder letter, please disclose the length of time required to transfer Fund shares to a brokerage account and the date by which such transfer must be completed.

Response: The Registrant notes that the length of time to transfer shares will vary by broker and the process will be different for each broker.  Given the inability to know the potential length of time for such transfers, the Registrant respectfully declines to make the requested change.

Questions and Answers Section

Comment 17:  In general, please revise the Questions and Answers section to remove legalese and defined terms and to address the shareholder personally using plain English.  In addition, please describe early in the Questions and Answers section what will happen to each class of the Fund in the Conversion.

Response:  The Registrant has made the requested change.

Comment 18:  Please address early in the Questions and Answers section the concept of an ETF, a description of ETF share prices and NAV, and the function of Authorized Participants.

Response:  The Registrant has made the requested change by revising the response in Q7 and moving Q7 to Q4.

Comment 19:  In Q3 in the Questions and Answers section, please consider whether all the detail in this section is necessary in this section.

Response:  The Registrant has revised the response to remove some of the detail in this disclosure.

Comment 20:  In Q4 in the Questions and Answers section, please clarify and simplify the disclosure discussing the New ETF expenses.

Response:  The Registrant revised the disclosure in this response to clarify and simplify the language.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
September 22, 2022

Comment 21: In Q4 in the Questions and Answers section, in the second paragraph, please clarify the language that describes the New ETF as “a better value proposition” and having “superior transaction flexibility.”

Response:  The Registrant has deleted those terms from the disclosure and revised the language in that paragraph.

Comment 22:  In Q4 in the Questions and Answers section, in the last paragraph, please disclose that the distribution of fractional shares for cash may be considered a taxable event.

Response: The Registrant has made the requested change.

Comment 23:  In Q5 in the Questions and Answers section, please clarify that after the Conversion, Fund shareholders will be holding shares of the New ETF with the same investment objectives and principal investment strategies as the Fund.

Response:  The Registrant has made the requested change.

Comment 24:  In Q8 in the Questions and Answers section, please disclose any differences in the rights of shareholders between the two Trusts.

Response:  The Registrant has removed the question from the Questions and Answers section.

Comment 25:  In Q9 in the Questions and Answers section, please include disclosure about the New ETF’s strategies and if they will differ from the Fund.

Response:  The Registrant has made the requested change.

Comment 26:  In Q11 in the Questions and Answers section, please include an explanation of what will happen to each class in the Conversion.

Response:  The Registrant has made the requested change in response to the question, “How will this Conversion affect me as a shareholder?”

Comment 27:  Please consider whether the level of detail contained in Q12 in the Questions and Answers section is necessary in the Questions and Answers section.

Response:  The Registrant has revised the response to remove the level of detail in the response.

Comment 28:  In Q18 in the Questions and Answers section, please revise the first sentence of numbered paragraph 3 since the first two words appear to be transposed.

Response: The Registrant has made the requested change.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
September 22, 2022

Comment 29:  In Q19 in the Questions and Answers section, in the “Exchanges” subsection, consider adding reference to the Neuberger Berman website.

Response:  The Registrant has made the requested change.

Information Statement/Prospectus

Comment 30:  In the second paragraph on the first page of the Information Statement/Prospectus, please disclose that the Board determined that the Conversion would not result in a dilution of shareholder’s interests.

Response: The Registrant has made the requested change.

Comment 31:  In the footnotes to the “Summary-Fees and Expenses” section, please remove the disclosure from the fee table regarding reimbursements or fee waivers if such reimbursements or fee waivers will be made more than three years after the expense was incurred.  Alternatively, if such language is retained, please confirm that the New ETF has conducted a FAS 5 analysis, has concluded that recoupment is not probable, and has provided such analysis to the New ETF’s auditor.

Response: The Registrant confirms that it will conduct the FAS 5 analysis with respect to recoupment and provide the analysis to the New ETF’s independent auditor.  The New ETF has not yet commenced operations and cannot recoup waived fees or reimbursed expense amounts incurred prior to its operation, so any such analysis can only be done prospectively.  However, the Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet those requirements (i.e., it is neither probable nor estimable).  While the amount of expense repayment is more likely to be probable and estimable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.

Comment 32:  In the “Information About the Conversion-Board Considerations” section, please disclose who will bear the costs of the Conversion.

Response:  The Registrant has made the requested change.

Comment 33:  In the “Information About the Conversion-Board Considerations” section, please disclose any differences between each Trust’s organizational documents.  If there are no material differences, please disclose so.

Response: The Registrant has made the requested change noting that there are no material differences between each Trust’s organizational documents.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
September 22, 2022

Comment 34:  In the “Additional Information Relating to the Conversion-Capitalization” section, please disclose whether the Fund will be required to reposition portfolio securities to ensure that the New ETF’s shares will have a starting NAV of $25 per share.

Response: The Registrant has not made any changes to this disclosure since there will be no need to reposition any portfolio securities to ensure that the New ETF’s shares have a starting NAV of $25 per share.

Comment 35: In the “Other Information-Shareholder Rights and Description of Securities to Be Issued” section, please confirm that the Acquiring Trust’s Trust Instrument gives the Board the authority to divide the shares of any series into separate classes of shares.

Response: The Registrant confirms that the Acquiring Trust’s Trust Instrument gives the Board the authority to divide the shares of any series into separate classes of shares.  However, the Registrant notes that the New ETF has no current intention to make use of such authority.

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If you have any further comments or questions regarding these filings, please contact Stacy Fuller at (202) 778-9475 or stacy.fuller@klgates.com or Franklin Na at (202) 778-9473 or franklin.na@klgates.com. Thank you for your attention to these matters.
Sincerely,
/s/ Stacy Fuller Stacy Fuller	/s/ Franklin Na Franklin Na